M2i Global, Inc.

885 Tahoe Blvd.

Incline Village, NV 89451

Tel: (775) 909-6000

October 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Cara Wirth

Re: M2i Global, Inc. Registration Statement on Form S-1/A File No. 333-282273

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on Wednesday, October 9, 2024, or as soon thereafter as practicable.

Please contact Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Carmel LLP at (917) 848-6325, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

M2i GLOBAL, INC.

By:	/s/ Alberto Rosende
Alberto Rosende
Chief Executive Officer